June 17, 2015

Re:	TerraForm Power, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 13, 2015
Form 10-Q for the Quarterly Period Ended March 31, 2015
Filed May 7, 2015
Response dated June 5, 2015
File No. 001-36542

Dear Mr. Allegretto:

Set forth below are the responses of TerraForm Power, Inc. (the “Company,” “we” or “us”) to the comments of the staff (“Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated June 16, 2015, concerning the Form 10-K for the fiscal year ended December 31, 2014 and the Form 10-Q for the quarterly period ended March 31, 2015. For your convenience, each response of ours immediately follows the text of the corresponding comment of the Staff. The Staff’s comments have been indicated in bold italics.

Mr. James Allegretto Securities and Exchange Commission June 17, 2015 Page 2

Form 10-K for the Fiscal Year Ended December 31, 2014

3. Acquisitions

Capital Dynamics, page 108

1.	Refer to comment 3. We respectfully advise you that it appears from Exhibit 99.4 of your Form 8-K/A filed on March 30, 2015 you are using adjusted pro forma loss before taxes of $133 million as of December 31, 2014 as the denominator in the income test. Explain to us how the use of this amount complies with the guidance you reference in section 2070.13 of the Division of Corporation Finance Financial Reporting Manual. In this regard, please advise us why you are not using an adjusted pro forma income amount for the denominator as of December 31, 2013, which is the period prior to the date of the Capital Dynamics acquisition.

The Company respectfully advises the Staff that it used the unaudited pro forma loss before operations for the year ended December 31, 2013 derived from the Company’s IPO registration statement, dated July 23, 2014 (and further adjusted in accordance with section 2070.13 of the Division of Corporate Finance Financial Reporting Manual) as the denominator for the income test for the Capital Dynamics acquisition. However, the Company’s prior response to comment 3 inadvertently referenced the pro forma loss before taxes of $133 million as of December 31, 2014 per Exhibit 99.4 of its Form 8-K/A filed on March 30, 2015, as the denominator for the income test. Please refer to the Company’s revised presentation summarized below. The total significance of the Capital Dynamics acquisition of 14% is unchanged.

	Adjusted Pro Forma	Capital Dynamics	Significance
Total assets as of December 31, 2013	2,020,102	291,539	14%
Purchase price (Investment)	2,020,102	257,052	13%
Loss before taxes for the year ended December 31, 2013	25,254	1,601	6%

Mr. James Allegretto Securities and Exchange Commission June 17, 2015 Page 3

6. Intangible Assets, page 112

2.	Refer to comment 4. Please explain to us in detail the definition of “in-place” value of the PPAs that is amortized to depreciation, amortization and accretion expense versus the value attributable to above or below market PPA’s and the rationale for the amortization period, method and classification associated with amortization of each value. You may want to provide background information or an example used in your PPA valuation process in differentiating the two values.

The Company respectfully advises the Staff that in-place PPA value represents the premium paid in the transaction over the depreciated replacement cost of the assets, which is attributed to the in-place PPA and Property, Plant and Equipment (“PP&E”) available for immediate use. This premium is driven by the significant demand by market participants with relatively low cost of capital that are pursuing acquisitions of renewable power plants with long-term PPAs. Separately, the intangible asset value that is potentially attributable to out-of- market (favorable or unfavorable) PPAs is estimated as the present value of the difference between the contracted cash flow (based on the PPA contract pricing) and the cash flow based on the prevailing market rates. The value of the in-place PPA is estimated using the multi-period excess earnings model.

The amortization period is the remaining term of the PPA contract whether it represents an in-place or an out-of-market PPA value. The rationale for the classification of amortization associated with in-place PPAs within depreciation, amortization and accretion is because the in-place intangible is considered to be a premium paid to acquire assets with an existing PPA (assumed to be at market) whereas for out-of-market PPAs amounts classified within revenues represent a market adjustment to revenue recognized under out-of-market PPAs.

To describe the PPA valuation methodology and process in further detail, the fair value of PPAs were estimated using the income approach. The unit of valuation was considered to be the combined PP&E and the associated PPA. Market participants typically estimate the combined contracted asset value of power facilities with consideration of all of the contracts and intangibles in place in conjunction with the related PP&E. To the extent that specific contracts are identified as out-of-market, the out-of-market cash flows are segregated from the overall contracted asset cash flow (i.e. the unit of valuation cash flows referenced above) and are separately valued based on the income approach. Once the combined fair value is established, it must be further segregated between the PP&E and the PPAs (the units of account), using the excess earnings approach.

Mr. James Allegretto Securities and Exchange Commission June 17, 2015 Page 4

Based on the Company’s preliminary analysis to date, it has determined that the terms associated with the acquired First Wind Operating Entities’ PPAs are consistent with terms available to other market participants. However, our preliminary analysis prepared (based on the approach discussed above) indicates that there is significant value associated with the existence of the PPAs (in-place value). This is supported by the current strength in market demand for operating renewable energy generation assets with long term PPAs in place. Such assets do not have development risk, and they produce steady and predictable cash flows and earnings with an operating track record to support the level of cash flows. This type of contracted asset often sells for more than the depreciated replacement cost of the PP&E due to the significant demand for assets that have a steady and contractual cash flow profile. Specifically, an increasing number of existing and forming market participants (“YieldCos”) with relatively low cost of capital are aggressively pursuing acquisitions of renewable power plants with long-term PPAs.

Form 10-Q for the Quarterly Period Ended March 31, 2015

4. Acquisitions

Acquisition Accounting, page 14

3.	Refer to comment 5 and your statement, “As these are long-lived assets with remaining lives in excess of 20 years, the undiscounted cash flows from the assets exceeds the fair value of the assets used in purchase accounting.” Please explain to us what you are trying to convey with this statement as undiscounted cash flows should always exceed fair value unless a zero discount rate is used.

The Company respectfully advises the Staff that management of the First Wind Operating Entities performed its annual impairment test of the book value of assets using the undiscounted cash flows from the assets in accordance with ASC 360-10-35-30. As the undiscounted cash flows of the assets exceeded the book value of the assets as of the impairment testing date, no impairment was recognized in the historical financial statements. The Company’s prior response to comment 5 was trying to convey that undiscounted cash flows exceeded both the historical book value and the fair value used in purchase accounting and that the substantial write-down of the asset values for purchase accounting was attributable to the use of a discount rate.

Mr. James Allegretto Securities and Exchange Commission June 17, 2015 Page 5

4.	You state in response to comment number 6 that “The fair value of the PP&E was estimated using the cost approach and was limited to what is economically supportable as indicated by an income approach. The fair value of the PPA was estimated using a multiperiod excess earnings model which is a form of the income approach. To the extent that the PPA or any other contracts are identified as out-of market, the out-of-market cash flows are segregated from the overall contracted asset cash flow.” For our understanding, please give us an example of the acquisition of wind generating assets and associated PPA’s, including one PPA with out-of-market cash flows, using the above methodology (italics added) to illustrate to us how the “…fair value of PP&E and intangible asset value and segregated in accordance with the units of account.”

The Company has supplementally provided to the Staff a summary of the fair value analysis of one of the facilities acquired as part of the acquisition of wind generating assets. The Company did not acquire any out-of-market PPAs as it pertains to the acquisition of the First Wind Operating Entities. However, for illustration purposes, the Company has also supplementally provided to the Staff a hypothetical summary of the same facility assuming it had an out-of-market (favorable rate) PPA. Once the Contracted Facility Value and the corresponding cash flows has been reduced for the above market PPA, the excess earnings are also reduced which results in a reduced value for the in-place PPA as indicated by the excess earnings model.

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Please contact the undersigned at (212)-735-3416 should you require further information.

Very truly yours,

/s/ Andrea Nicolás
Andrea Nicolás

cc:	Sebastian Deschler, TerraForm Power, Inc.
Robert Babula, Staff Accountant, Securities and Exchange Commission
Michael Kennedy, Staff Attorney, Securities and Exchange Commission
Lilyanna Peyser, Special Counsel, Securities and Exchange Commission